January 23, 2004



Mr. W. Thomas Jagodinski
Delta & Pine Land Company
One Cotton Row
Scott, Mississippi  38772

Mr. Jagodinski:

Thank you for taking the time last Friday to talk to Brian and myself. It seems like the company is continuing to make good progress operationally and we remain very pleased with your efforts.

Regarding the recapitalization proposal we discussed, we'd like to emphasize a few observations from our perspective as a significant long term investor in the company. First, we believe that a share repurchase is the best means of recapitalizing the company. It represents a large investment in an undervalued security - Delta & Pine Land common stock - and it could be financed very cheaply, given the current interest rate environment. Specifically, we calculate that a $250 million repurchase program would increase the value of the company by roughly 30%. Those shareholders who tender their shares would benefit, but those who retain their shares would benefit much more as the market revalues the company higher. Both our experience and our valuation models support this conclusion.

Second, we encourage you to be exceedingly hesitant to pursue any acquisitions designed to diversify the company beyond its roots in breeding cotton seeds. We have collectively witnessed hundreds of such transactions over the years from our perspective as investment managers.
Though always well intentioned, these deals usually end badly for shareholders. More often than not, the acquirer unwittingly pays too high a price for a business which it does not understand (and cannot manage) as well as its own.
We have enclosed a study by Sanford Bernstein, an independent research firm, which traces the performance of companies following such transactions. It's a sobering read.

Jag, we believe that Delta & Pine has an opportunity to substantially improve shareholder value given the fortunate convergence of historically low interest rates, an undervalued share price and the company's excess capital.
We encourage you to seize this opportunity while it remains available.


Yours,

STERLING CAPITAL MANAGEMENT LLC



Patrick W. Rau, CFA
Director & Principal

cc:	Mr. Joseph M. Murphy
	Mr. Rudi E. Scheidt
	Mr. Jon E. M. Jacoby
	Mr. F. Murray Robinson
	Dr. Nam-Hai Chua
	Mr. Stanley P. Roth